UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C/A: Amendment to Offering Statement
    - ☒ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CentriCrude Services. Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Missouri

> *Date of organization*
> April 11. 2018

Physical address of issuer
4240 Duncan Ave. Suite 200. St. Louis. MO 63110

Website of issuer
centricrude.com

Name of intermediary through which the Offering will be conducted
Nvsted

CIK number of intermediary
0001700730

SEC file number of intermediary
007-00111

CRD number, if applicable, of intermediary

288930

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised and $0.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Type of security offered
Units of Common Stock

Target number of Securities to be offered
74,767

Price (or method for determining price)
$10.70

Target offering amount
$250,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
October 29, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 14, 2019

Form C/A

Up to $1,070,000.00

CentriCrude Services, Inc.



CentriCrude Services, Inc. (the "Company") is filing this third Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on October 30, 2018. This third Amendment is filed to extend the Offering Deadline to October 29, 2019.

The first Amendment filed for this Form C was to extend the Offering Deadline from February 28, 2019 to June 30, 2019. The second Amendment filed for this Form C was to lower the minimum raise amount to $250,000.

Units of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by CentriCrude Services, Inc., a Missouri Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $250,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,070.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Nvsted (the "Intermediary"). The Intermediary will be entitled to receive, related to the purchase and sale of the Securities, compensation in the amount of five percent (5.0%) of the amount raised, as illustrated below:

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,070.00	$0	$1,070.00
Aggregate Minimum Offering Amount	$250,000.00	$12,500.00	$237,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at centricrude.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 31, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: centricrude.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

CentriCrude Services, Inc. (the "Company") is a Missouri Corporation, formed on April 11, 2018.

The Company is located at 4240 Duncan Ave, Suite 200, St. Louis, MO 63110.

The Company's website is centricrude.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We plan to provide services to oil field operators, whereby we will take their unmarketable crude oil and their salt water and dispose of it for them in an environmentally sensitive manner. Depending on the amount of oil in the load, we may pay the producers for the unmarketable crude oil. The producers will pay us for the disposal of their salt water. We plan to then separate the marketable oil from the sediment and water and sell the marketable crude oil at market prices.

The Offering

Minimum amount of Units of Common Stock being offered	23,365
Total Units of Common Stock outstanding after Offering (if minimum amount reached)	1,023,365
Maximum amount of Units of Common Stock	100,000
Total Units of Common Stock outstanding after Offering (if maximum amount reached)	1,100,000
Purchase price per Security	$10.70
Minimum investment amount per investor	$1,070.00
Offering deadline	October 29, 2019
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and the initial portion of our business plan involves the construction of a prototype to ensure the technology that is under development works as intended, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the development stage, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Missouri on April 11, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a proven product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, production launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face

intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our operations and our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We will likely face competition with respect to any oil products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our potential competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors may also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize competitive products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our operations.

We will rely on other companies to provide raw materials for our products.
We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon raw materials or perform agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our oil products may be adversely impacted if companies to whom we may delegate any portion of manufacturing operations or any production subsystems for our oil products, or from whom we acquire the products of such delegated activities, do not provide materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for any raw material.

We will depend on third-party service providers and outsource providers for a variety of services and we plan to outsource a number of our non-core functions and operations.
In certain instances, we may rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service is interrupted and we are not able to find alternate third-party providers, we could experience disruptions in operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We will depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We may obtain these materials from a limited number of vendors, some of which may not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors may represent our sole source of supply or may have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative

sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We will be subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We will be subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations will be an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David B. Park (President, Chief Executive Officer & Chief Technical Officer), R. Mitchell Hindman, (Vice-President & Chief Operating Officer) and Edward A. Stoltenberg (Treasurer, Secretary & Chief Financial Officer). The Company has entered into employment agreements with Edward A. Stoltenberg, R. Mitchell Hindman, and David B. Park, but these employment agreements are voluntarily terminable and there can be no assurance that these individuals will continue to be employed by the Company for any particular period of time. The loss of Edward A. Stoltenberg, R. Mitchell Hindman, and David B. Park or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We will rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in any countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also expect to rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we may rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

There may be needs of the Company which alter the use of the proceeds from the Offering which are stated in the chart under the Use of Proceeds Section below in this document.
While the bulk of the funds raised from this Offering will be used to construct, test and develop a working prototype of the centrifuge technology which is key to the business of the Company, the Company does retain the right to alter the amounts and purposes for the use of the proceeds raised in this Offering from those stated in the chart below, based on the needs of the Company, and deemed to be in best interests of the Company, in order to address circumstances or opportunities that differ from our present expectations, as determined by the officers, and authorized by the Board of Directors, of the Company. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. Such a use of proceeds might not further the Company's business and goals and could harm the Company and its operations, and ultimately cause a Purchaser to lose all or a portion of his or her investment.

The Company has not yet produced and tested a working centrifuge that utilizes the design in its pending patent application.
The Company has not as yet finalized development, built, tested and proven the design for its centrifuge technology to show that standardized production, sustained operation and suitable maintenance of the centrifuge unit will meet full scale production needs. Until that is done, there can be no guaranty of any desired results.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Edward A. Stoltenberg, R. Mitchell Hindman, and David B. Park in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Edward A. Stoltenberg, R. Mitchell Hindman, and David B. Park die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to the Sarbanes-Oxley regulations for public companies and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Raw material costs and energy, such as oil, are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, oil, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We will depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Factors that may contribute to fluctuations include:

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* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We will rely on customer service associates, and our success will depend to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
If any equipment or technology related to our products and services is deployed within our end-customers' operations, our end-customers will depend on our technical support services to resolve any issues relating to such equipment or technology. If we do not effectively assist our customers to quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology sector and the energy industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers'

expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they undertake to move a service in-house. On some occasions, this pricing pressure may result in lower revenue from a client than we had anticipated based on a previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's anticipated competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we will rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We will also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We may depend upon the identification, investment in and licensing to third parties of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers may develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary replacements. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy may have an effect on our business.
These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually may be able to offer or to achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to occur as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our

reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict.

We may be subject to litigation despite compliance with regulations and industry standards.
We expect to spend substantial resources ensuring that we comply with governmental safety regulations, stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our facilities or equipment complies with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We will be dependent on patents and other intellectual property rights that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own two pending U.S. patent applications.
Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

We rely on single suppliers for component parts.
Some components used in our technology are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Demand for our products is subject to the level of consumer demand for oil products. The level of new marketable crude oil purchases is cyclical, affected by such factors as general economic conditions. Consumer preferences also impact the demand for new marketable crude oil purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

Risks Related to the Securities

The Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock. Because the Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Common Stock may also adversely affect the price that you might be able to obtain for the Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Missouri law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. Further, these owners could: (i) effect a sale of a majority interest in the Company, which might then put the Company under different management and control, (ii) approve a sale of all the assets of the Company when minority shareholders might wish such a sale not to occur and allow further growth in the value of the Company. Majority shareholders may also vote to approve, in the event shareholder approval is required or allowed, transactions in which officers, directors or major shareholders have a financial interest, subject to the requirements of Missouri law, that such transactions be fair to the Company.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of the Securities do not have preemptive rights. If the Company conducts subsequent Offerings of Securities or issues shares of stock convertible into Securities or other shares of stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of the Securities.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We plan to provide services to oil field operators, whereby we will take their unmarketable crude oil and their salt water and dispose of it for them in an environmentally sensitive manner. Depending on the amount of oil in the load, we may pay the producers for the unmarketable crude oil. The producers will pay us for the disposal of their salt water. We plan to then separate the marketable oil from the sediment and water and sell the marketable crude oil at market prices.

Business Plan

See Attached.

History of the Business

The Company has performed a stock split on both issued and outstanding shares at a 100-for-1 ratio.

The Company's Products and/or Services

Product / Service	Description	Current Market
Marketable Crude Oil	The Company recovers marketable crude oil from unmarketable crude oil and from produced salt water	Current US Market for Crude Oil production is appx. 11 million barrels per day and Current Worldwide production is appx. 70 million Bbl per day
Disposal of oil field operators unmarketable crude oil and produced salt water	After recovering the marketable crude oil the company disposes of the waste water and sediment in environmentally approved ways.	The Company's best estimate is that 3% to 6% of the world's crude coming out of the earth is unmarketable. The worldwide volume of produced salt water is of the same order of magnitude as the crude oil produced.

The potential exists to franchise the centrifuge technology to third party interests who may be interested in operating a centrifuge processing depot.

At the current time, the products and services listed have not yet been put into operation.

Competition

The Company's primary competitors are Continental Resources, Inc. & Waste Connections, Inc., in addition to many small local and regional competitors.

To the best of the Company's knowledge, neither of the companies listed above employ industrial centrifuges in their oil recovery operations. In contrast to the two large companies above, the Company knows of two small companies, one in Kansas and one in Oklahoma, that use industrial centrifuges to recover unmarketable crude, albeit with mixed results. It is difficult to identify just how many hundreds of small crude oil recovery businesses there are. An IOGCC (Interstate Oil and Gas Compact Commission) survey, referenced in the same EPA report disclosed above, identified 320 known crude oil reclaimers in 28 states. But since almost every salt water disposal well could be a recoverer of unmarketable crude oil, that figure is very likely far too low. As reported by the Fort Worth Star Telegram on March 31, 2013, in just Texas alone, there are "more than 8,000 active disposal wells, about 850 of which are large commercial operations, according to the Railroad Commission". Since it is highly likely that most of those large commercial disposal well operators recover at least some of the unmarketable crude oil from their salt water tanks and/or ponds, it seems inconceivable that there are not many more than 320 companies that recover unmarketable crude oil in the US. In summary, despite the fact that there are several very large US Corporations either dabbling in crude oil recovery, or having just begun to do so, the vast majority of the US competition is many hundreds - perhaps thousands – of small companies of local or regional nature. The typical technology used to recover unmarketable crude is gravity separation enhanced with heat and or chemicals. The use of industrial centrifuges, though well known, is not widespread. In fact it is fairly rare in percentage terms, although not in absolute numbers.

Supply Chain and Customer Base

The Company, at this time, has no principal suppliers of unmarketable crude oil or salt water. There are two significant streams of unmarketable crude oil that come from an oil field operator's tank battery. The first is from an operator's sales tank, into which oil from a separation tank has passed. When the bottom solids and water or bottom sediments and water (BS&W) taken from a sample near the bottom of the sales tank tests beyond the allowable limit, the entire sales tank is unmarketable crude oil. The second stream is from the separation tank, after crude oil, lighter than its accompanying contaminants, rises to the top and passes to the sales tank. The salt water flowing out from the bottom of the separation tank constitutes the second stream. The salt water typically contains 2% or more crude oil. The Company's goal is to provide services of significant value to an operator such that the Company will obtain all of the operator's unmarketable crude oil. Therefore, the Company's first service will be structured and priced to incentivize the oil field operator to call the Company immediately upon a receiving a buyer's rejection of the operator's sales tank load. The Company will then take his complete load. The second service the Company intends to offer entails becoming the operator's preferred salt water hauler and salt water disposal facility so that the Company will receive all of the operator's unmarketable oil that is contained in his salt water. Salt water hauling and disposal is a widespread revenue producing business today, of and by itself. The Company expects to receive significant revenues from that service, but the principal objective in offering this service is to receive all of the operator's unmarketable crude oil.

At this time, the Company has no current customers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
14/XXX.770	Centrifugal Oil Separator and System and Method Comprising Same	An oil centrifuge system.	November 25, 2014		United States
62/XXX.274	Barrel Centrifuge	Barrel centrifuge oil separation system.	May 21, 2018		United States

Not Applicable

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. In addition, there may be various environmental regulations relating to the processing of crude oil.

Litigation

The Company is currently not subject to any litigation.

Other

The Company's principal address is 4240 Duncan Ave, Suite 200, St. Louis, MO 63110

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$12,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	10.00%	$25,000	2.34%	$25,000
Estimated Attorney Fees	4.00%	$10,000	1.87%	$20,000
Estimated Accountant/Auditor Fees	2.00%	$5,000	0.93%	$10,000
Research and Development	4.00%	$10,000	0.93%	$10,000
Equipment Purchases	40.00%	$100,000	64.56%	$690,800
Repayment of Debt	6.00%	$15,000	1.00%	$10,700
General Working Capital	29.00%	$72,500	23.37%	$250,000
Total	**100.00%**	**$250,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company reserves the right to alter the use of proceeds on an "as needed" basis, as determined by the Officers of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Edward A. Stoltenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 5/14/18 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Director at Phoenix Financial Services: 1997 to 2017. The principal business of such company was investment banking services.

Chief Financial Officer for Methes, Inc., a NASDAQ-listed Nevada corporation: 2012 through 2016. The principal business of such company was manufacturing of biodiesel.

Education

Bachelor of Arts from Ohio Wesleyan University Master's of Business Administration from the University of Michigan

---

Name

R. Mitchell Hindman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 5/14/18 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Self-employed as an oil field consultant for Shoshone Oil Company from November 2010 to November 2017. The principal business was to provide consulting services and oil field management in the collection of crude oil from wellhead operators.

Education

Spartan College of Aeronautics – Completed training programs in Airframe, Powerplant, and Multi-Engine studies.

Name

David B. Park

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 5/14/18 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Individual consulting: December 2015 to September 2016. Manager at D B Park, LLC: September 2016 to Present. The principal activity of such businesses is consulting for clients regarding the technology of thermoplastic composites.

Education

Bachelor's Degree in Mechanical Engineering from Northeastern University

---

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Edward A. Stoltenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, Treasurer and Secretary: 7/19/2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Director at Phoenix Financial Services: 1997 to 2017. The principal business of such company was investment banking services.

Chief Financial Officer for Methes, Inc., a NASDAQ-listed Nevada corporation: 2012 through 2016. The principal business of such company was manufacturing of biodiesel.

Education

Bachelor of Arts from Ohio Wesleyan University Master's of Business Administration from the University of Michigan

Name

R. Mitchell Hindman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Vice-President: 7/19/2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self-employed as an oil field consultant. The principal business of such company was to provide consulting services.

Education

Spartan College of Aeronautics – Completed training programs in Airframe, Powerplant, and Multi-Engine studies.

Name

David B. Park

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and President: 7/19/2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Individual consulting: December 2015 to September 2016. Manager at D B Park, LLC: September 2016 to Present. The principal activity of such businesses is consulting for clients regarding the technology of thermoplastic composites.

Education

Bachelor's Degree in Mechanical Engineering from Northeastern University

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Missouri law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, provided that, in civil cases not brought by or in the right of the Company, such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification is available in cases brought by or in the right of the Company, except in certain circumstances where a person is adjudged to be guilty of negligence or misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. All such indemnification is subject to the applicable provisions of Missouri law and the Amended and Restated Articles of Incorporation of the Company, a copy of which is included with the materials accompanying this document.

Employees

The Company currently has 3 employees, the officers named above.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued, proposes to issue in this Offering and has available for issuance after this Offering, the following shares of stock in the Company:

	Issued and Outstanding Prior to Offering	This Offering (if maximum amount reached)	Common Stock Available for Issuance Subsequent to this Offering	Preferred Stock Available for Issuance Subsequent to this Offering
Type of security	Common Stock	Common Stock	Common Stock	Preferred Stock
Number of Shares	1,000,000	100,000	1,900,000	100,000
Voting Rights	Holders have full voting rights, no limitations.	Holders have full voting rights, no limitations	Holders have full voting rights, no limitations	Holders may have full or limited voting rights
Anti-Dilution Rights	None	None	None	None
Cumulative Voting Rights	No	No	No	No
How the Securities issued pursuant to Regulation CF in this Offering may be limited, diluted or qualified by other shares of stock in the Company	Not Applicable, outstanding shares of common stock are equivalent in terms and rights as the Securities in this Offering	Not Applicable	Not Applicable, future shares of common stock will be equivalent in terms and rights as the Securities in this Offering	Preferred Stock, may have preferences or limitations relative to common stock, but the same in relation to all common stock
Percentage ownership of the Company prior to this Offering	100.0%	Not Applicable	Not Applicable	Not Applicable

The rights and terms of the Securities subject to this Offering may be modified by an amendment to the Amended and Restated Articles of Incorporation for the Company, changing the terms of common stock in the Company, which satisfies all the requirements of Missouri law.

Pursuant to the Amended and Restated Articles of Incorporation for the Company, preferred stock may be issued, from time to time, upon a determination of the Board of Directors, subject to terms, conditions and provisions set at such time by the Board of Directors.

The Company has the following debt outstanding:

Type of debt	Purchase money debt, to acquire rights to 2014 patent application
Name of creditor	D.B. Park, LLC, a Massachusetts limited liability company
Amount outstanding	$10,700.00
Interest rate and payment schedule	5% Interest, payable on demand, no periodic payments
Amortization schedule	Not Applicable
Describe any collateral or security	Not Applicable
Maturity date	Not Applicable
Other material terms	Not Applicable

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 10,070,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The entirety of the Company is owned by three people. Those people are David B. Park, Edward A. Stoltenberg, and R. Mitchell Hindman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David B. Park	50.0%
Edward A. Stoltenberg	25.0%
R. Mitchell Hindman	25.0%

Following the Offering, the Purchasers will own 7.0% of the Company if the Minimum Amount is raised and 9.1% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

30

Operations

We are a pre-revenue company and currently our primary expenses consist of the following: legal fees, accounting fees, and costs incurred in protecting intellectual properties. We do not anticipate generating revenue until fiscal year ending December 31, 2019.

The Company intends to achieve profitability in the next 18 to 24 months by building a beta testing site for the centrifuge. Assuming the concept is proven, the Company will then move forward in acquiring a building, land, and other site improvements to use as a depot to perform the process of extracting marketable oil from the fracking residue. This building will shelter the centrifuge, and on the same property there will be significant storage tanks for both unmarketable crude oil and marketable crude oil, ready to be sold to the refineries. There will also be a salt water disposal well or wells.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The primary effect of the offering proceeds will be proving the concept of separating the crude oil from the "slop oil". The Offering proceeds will have a beneficial effect on our liquidity.

The Company does not have any additional sources of capital at this time other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the short-term, other than the use of funds to build a prototype centrifuge.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 100,000 of Units of Common Stock for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 29, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,070.00.

The determination of the price for future issuances of common stock or preferred stock is left to the discretion of the Board of Directors, to be exercised in accordance with their fiduciary duties to the Company to receive fair value, taking into account the value of the Company at such time and other relevant considerations.

The Offering is being made through Nvsted, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 3,000,000 shares of common stock, par value $0.000000 per share, of which 1,023,365 common shares will be issued and outstanding, and 100,000 shares of preferred stock, par value $0.000000 per share, of which 0 preferred shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not presently intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In the event of any such preferences, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

As described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for future issuances of shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: The voting rights of the units of common stock will be the same as the common stock issued to the founders.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Units of Common Stock upon the following conditions: In the event that: (i) the aggregate of all common and preferred stock issued by the Corporation is held of record by a number of persons that exceeds five hundred (500), or, (ii) the Company determines, in its sole and absolute discretion, that it is likely that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Securities held by a subscriber under the Offering for the greater of (i) the purchase amount paid by the subscriber and (ii) the fair market value of such Securities, as determined by an independent appraiser of securities (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"). Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon any registration of the Securities under the Securities Exchange Act of 1934. The subscriber acknowledges that the repurchase terms described above shall survive the purchase of Securities under this subscription agreement. Upon such repurchase, purchasers are not guaranteed a return on their investment.

Please see attached Subscription Agreement and Amended and Restated Articles of Incorporation.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Intellectual Property

Related Person/Entity	D.B.Park, LLC, a Massachusetts limited liability company	David B. Park
Relationship to the Company	An entity under the control of David B. Park, Chief Executive Officer and President	Chief Executive Officer and President
Total amount of money involved	$10,700.00	0.00
Benefits or compensation received by related person	Demand promissory note for $10,700.00	The shares of common stock presently held David B. Park were issued, in part, for this consideration
Benefits or compensation received by Company	Intellectual property: assignment of rights to patent application filed in 2014	Intellectual property: assignment of rights to patent application filed in 2018
Description of the transaction	D.B. Park, LLC assigned rights to a patent application for centrifuge technology that it had purchased in March, 2018.	The Company CEO and President assigned rights to a patent application he filed in May, 2018, for the centrifuge design the Company plans to commercialize.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exempt Offerings Conducted within the Past 3 Years

The Company has not conducted any offerings of securities within the past 3 years.

Prior Failures of Ongoing Reporting Requirements

Not applicable: the Company has had no prior filings under Regulation Crowdfunding (§ 227.100 et seq.) and has not failed to comply with any ongoing reporting requirements under § 227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Edward Stoltenberg
_____
(Signature)

Edward Stoltenberg
_____
(Name)

Chief Financial Officer, Treasurer, Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Edward A. Stoltenberg
_____
(Signature)

Edward A. Stoltenberg
_____
(Name)

Director, Chief Financial Officer, Treasurer, Secretary
_____
(Title)

_____
(Date)

/s/R. Mitchell Hindman
_____
(Signature)

R. Mitchell Hindman
_____
(Name)

Director, Executive Vice-President
_____
(Title)

_____
(Date)

/s/David B. Park
_____
(Signature)

David B. Park
_____
(Name)

Director, Chief Executive Officer & President
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Amended and Restated Articles of Incorporation
Exhibit C   Subscription Agreement

EXHIBIT A

Financial Statements

CENTRICRUDE SERVICES, INC.

BALANCE SHEET (UNAUDITED)

April 11, 2018 (Inception Date)

CENTRICRUDE SERVICES, INC.
Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders and Management
CentriCrude Services, Inc.

We have reviewed the accompanying balance sheet of CentriCrude Services, Inc. (a corporation) as of April 11, 2018 (Inception Date), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company lacks significant working capital and has only recently commenced operation, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

UHY LLP

St. Louis, Missouri
October 15, 2018

CENTRICRUDE SERVICES, INC.
BALANCE SHEET

April 11, 2018 (Inception Date)

ASSETS

Current Assets:

    Stock Subscription Receivable $1,000

$1,000

STOCKHOLDERS EQUITY

Stockholders' Equity

    Common Stock, no par value; authorized - 30,000 shares; issued and outstanding - 10,000 shares $1,000

$1,000

See notes to the balance sheet and independent accountant's review report

NOTES TO BALANCE SHEET
April 11, 2018 (Inception Date)

NOTE 1 – ORGANIZATION

CentriCrude Services, Inc. (the Company) was incorporated on April 11, 2018 ("Inception") in the State of Missouri. The Company's headquarters are located in St. Louis, Missouri. The Company is engaged in the recovery of marketable crude oil from "slop oil".

Going Concern and Management's Plans

The Company will rely on advances from its founders and other financing sources to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operation. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm the Company's business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's balance sheet. These accounting policies conform to generally accepted accounting policies in the United States of America.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Stock Subscription Receivable

Stock subscription receivable is carried net of allowance for doubtful accounts. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in the character and size of the balance, expected future loss experience and other pertinent factors. No allowance for doubtful accounts was considered necessary by management at April 11, 2018.

Risks and Uncertainties

The Company has only recently been formed, has not commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the United States and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Subsequent Events

The Company has performed a review of events subsequent to the balance sheet date through October 15, 2018, the date the balance sheet was available to be issued.

NOTE 3 – STOCKHOLDERS' EQUITY

Class A Common Stock

The Company has authorized the issuance of 30,000 shares of the Class A common stock with no par value. At inception, the Company issued 10,000 shares of Class A common stock to its founders for a subscription receivable of $1,000. These shares have one vote for each Class A share held.

Preferred Stock

On October 15, 2018, the Company authorized the issuance of 100,000 shares of preferred stock. Such stock may be issued in one or more series, with the description of the shares of each such series, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, to be set by resolution or resolutions duly adopted by the Board of Directors at such time. As with the common stock, no preemptive rights to purchase other shares of stock, nor any rights to cumulative voting, are applicable to preferred shares. As of the Balance Sheet date, there were no preferred shares outstanding.

NOTE 4 – SUBSEQUENT EVENTS

On October 15, 2018, the Company increased its authorized common stock from 30,000 shares to 3,000,000 shares. At the same time, the Company also split its issued and outstanding common stock by issuing 100 shares for each common stock outstanding.

On July 30, 2018, the Company acquired the rights to a patent application filed in November, 2014, for a device that was potentially similar or potentially competitive with the barrel centrifuge machine for which its CEO filed a separate patent application. As payment for the assignment of the 2014 patent application, the Company executed a promissory note for $10,700.00, payable on demand to an entity affiliated with its CEO.

On July 13, 2018, the CEO and Founder of the Company assigned to the Company all rights for a separate patent application he filed with the U.S. Patent Office for a barrel centrifuge machine.

The Company has retained a St. Louis, Missouri "funding portal" to assist in a Regulation Crowdfunding capital raise pursuant to Title III of the 2012 JOBS Act. The Company anticipates that this raise will be completed and finalized by December 31, 2018.

In addition to the monetary payment for stock issued to the three Company founders, and as further consideration for the issuance of such stock, on October 15, 2018, the three Company founders entered into employment agreements with the Company, to serve in the offices of president, executive vice-president, treasurer and secretary of the Company. Those agreements require the employees to provide the Company with such time as reasonably needed by the Company for such roles. The agreements are terminable at the will of either party, but in the event of termination, the stock shall be subject to rights of redemption held by the Company or stock purchase rights of the other founders.

EXHIBIT B

Amended and Restated Articles of Incorporation

**AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CENTRICRUDE SERVICES, INC.**

ARTICLE ONE

The name of this corporation shall be CentriCrude Services, Inc. (the "Corporation").

ARTICLE TWO

The address of the Corporation's registered office in Missouri is 4240 Duncan Ave., Suite 200, St. Louis, MO 63110, but it shall have power to transact business anywhere in Missouri, and also in several states of the United States if and when so desired under the respective laws thereof regarding foreign corporations. The name of its agent at such address is Raymond Christopher Gerard, subject to change in accordance with applicable law.

ARTICLE THREE

3.1   Classes and Number of Authorized Shares.

The amount of authorized capital stock of the Corporation is Three Million, One Hundred Thousand (3,100,000) shares divided into two classes as follows:

     (a)   One Hundred Thousand (100,000) shares of preferred stock, without par value.

     (b)   Three Million (3,000,000) shares of common stock, without par value

3.2   Provisions Applicable to All Classes and Series.

(a) All preemptive rights of shareholders are hereby denied, so that no stock or other security of the Corporation shall carry with it, and no holder or owner of any share or shares of stock or other security or securities of the Corporation, shall have any preferential or preemptive right to acquire additional shares of stock or of any other security of the Corporation. All cumulative voting rights are hereby denied, so that no stock or other security of the Corporation shall carry with it, and no holder or owner of any share or shares of such stock or security, shall have any right to cumulative voting in the election of members of the Board of Directors of the Corporation (the "Directors") or for any other purpose. The foregoing provisions within this paragraph are not intended to modify or prohibit any provisions of any voting trust or agreement between or among holders or owners of shares of stock or other securities of the Corporation.

(b) In addition to those general qualifications, limitations and restrictions applicable to each and every class and series of capital stock of the Corporation as a matter of law or as stated in the immediately preceding paragraph, the preferences, qualifications, limitations, restrictions, and the special correlative rights, including convertible rights, if any, in respect of the shares of each class are as set forth in the following Section 3.3 and Section 3.4 below.

3.3   Preferred Stock.

(a) Subject to the requirements of the General and Business Corporation Law of Missouri, as amended from time to time (the "GBCL"), and to the provisions of these Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), preferred stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of preferred stock, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, shall be as set forth in the Articles of Incorporation, or in a resolution or resolutions duly adopted by the

Board of Directors and, to the extent set forth in any such resolution or resolutions, such information shall, as may be required by law from time to time, be certified to and filed with the Secretary of State of Missouri prior to the issuance of any shares of such series. Any of the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any series of preferred stock may be made dependent upon facts ascertainable outside the Articles of Incorporation, or outside the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors, provided that the manner in which such facts shall operate upon the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such class of stock is clearly and expressly set forth in the Articles of Incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors.

(b) The Board of Directors is expressly authorized prior to issuance, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series of preferred stock (but not below the number of shares of such series then outstanding) and, if and to the extent from time to time required by law, by filing certification thereto with the Secretary of State of Missouri, to set or change the number of shares to be included in each series of preferred stock (but not below the number of shares of such series then outstanding) and to set or change (in any one or more respects) the designations, preferences, conversion, relative, participating, optional or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption relating to the shares of each such series. The authority of the Board of Directors with respect to each series of preferred stock shall include, but not be limited to, setting or changing the following:

(i) the distinctive serial designation of such series and the number of shares constituting such series (provided that the aggregate number of shares constituting all series of preferred stock shall not exceed the aggregate number of authorized shares set out in Section 3.1(a) of the Articles of Incorporation);

(ii) the dividend rate, if any, on shares of such series, whether and the extent to which dividends shall be cumulative or non-cumulative, the relative rights of priority, if any, of payment of any dividends, and the time at which and the terms and conditions on which any dividends shall be paid;

(iii) whether the shares of such series shall be redeemable or purchasable and, if so, the terms and conditions of such redemption or purchase, including the date or dates upon and after which such shares shall be redeemable or purchasable and the amount per share payable in case of redemption or purchase, which amount may vary under different conditions and at different redemption or purchase dates;

(iv) the obligation, if any, of the Corporation to purchase, redeem or retire shares of such series and/or maintain a fund for such purposes, and the amount or amounts to be payable from time to time for such purpose or into such fund, the number of shares to be purchased, redeemed or retired, and the other terms and conditions of any such obligation;

(v) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other series, class or classes, now or hereafter authorized, and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(vi) whether the shares of such series shall have voting rights, and, if so, the terms of such voting rights, including without limiting the generality of the foregoing, the right, if any, as a series or in conjunction with other series or classes, to elect one or more members of the Board of Directors either generally or at certain specified times or under certain circumstances, and restrictions, if any, on particular corporate acts without a specified vote or consent of holders of such shares (such as, among others, restrictions on modifying the terms of such series of preferred Stock, authorizing or issuing additional shares of preferred stock or creating any additional shares of preferred stock or creating any class of stock ranking prior to or on a parity with the preferred stock as to dividends or assets); and

(vii) the rights of the holders of shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation and the relative rights of priority, if any, of such holders with respect thereto; and

(viii) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating

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to such series.

3.4   Common Stock.

(a) Voting Rights. Except as by statute otherwise mandatorily provided, each holder of the common stock shall be entitled to one vote per share of common stock .

(b) Dividends. Subject to the limitations in this Article Three set forth, including, without restriction, the terms of any series of preferred stock issued in accordance with this Article Three, dividends may be paid on the common stock out of any funds legally available for the purpose, when and as declared by the Board of Directors.

(c) Liquidation Rights. In the event of any liquidation or dissolution of the Corporation, after there shall have been paid to or set aside for the holders of outstanding shares having superior liquidation preferences to common stock the full preferential amounts to which they are respectively entitled, the holders of outstanding shares of common stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets of the Corporation available for distribution.

ARTICLE FOUR

The name and place of each incorporator is as follows:
Raymond C. Gerard
4240 Duncan Ave., Suite 200
St. Louis, MO 63110

ARTICLE FIVE

The duration of the Corporation is perpetual.

ARTICLE SIX

The purpose for which the Corporation is formed shall be the separation of marketable crude oil from oil drilling wastewater byproducts, the selling of such services, the performance of such actions as may be incidental or necessary to the foregoing and the engaging in all such other lawful acts or activities for which a corporation may now or hereafter be organized under the laws of the State of Missouri.

ARTICLE SEVEN

The number of directors shall be three (3) at the time of the filing of this instrument with the Missouri Secretary of State, and be subject to change as may now or hereafter be provided in the Bylaws of the Corporation.

ARTICLE EIGHT

The Board of Directors may make, alter, amend or repeal By-laws of the Corporation by a majority vote of the whole Board of Directors at any regular meeting of the Board of Directors or at any special meeting of the Board of Directors if notice thereof has been given in the notice of such special meeting. Nothing in this Article Eight shall be construed to limit the power of the shareholders to make, alter, amend or repeal By-laws of the Corporation at any annual or special meeting of shareholders by a majority vote of the shareholders present and entitled to vote at such meeting, provided a quorum is present.

ARTICLE NINE

In the event that: (i) the aggregate of all preferred stock and common stock issued by the Corporation is held of record by a number of persons that exceeds five hundred (500), or, (ii) the Corporation determines, in its sole and absolute discretion, that it is likely that the securities of the Corporation will be held of record by a number of persons that would require the Corporation to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Corporation shall have the option to repurchase

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such stock or securities as may have been purchased under any subscription agreements, as the Corporation may determine, for the greater of: (i) the purchase amount paid by the subscriber, and (ii) the fair market value of such stock or securities, as determined by an independent appraiser of securities chosen by the Corporation. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon the filing of any registration statement with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, to allow the public sale of the common stock of the Corporation on any national securities exchange.

ARTICLE TEN

10.1 Right to Indemnification.

Each person who was or is made a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by The General and Business Corporation Law of Missouri, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid to or to be paid in settlement) actually and reasonably incurred by such person in connection therewith; provided, however, that, except as provided in Section 10.2 hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article Ten shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if The General and Business Corporation Law of Missouri requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article Ten or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

10.2 Right of Claimant to Bring Suit.

If a claim under Section 10.1 of this Article Ten is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under The General and Business Corporation Law of Missouri for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in The General and Business Corporation Law of Missouri, nor an actual determination by the Corporation (including its Board of Directors, independent, legal counsel, or its shareholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

10.3   Rights Not Exclusive.

The indemnification and other rights provided by this Article Ten shall not be deemed exclusive of any other rights to which a person may be entitled under any applicable law, bylaws of the Corporation, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in any other capacity while holding the office of director or officer, and the Corporation is hereby expressly authorized by the shareholders of the Corporation to enter into agreements with its directors and officers which provide greater indemnification rights than that generally provided by The General and Business Corporation Law of Missouri; provided, however, that no such further indemnity shall indemnify any person from or on account of such director's or officer's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. Any such agreement providing for further indemnity entered into pursuant to this Article Ten after the date of approval of this Article Ten by the Corporation's shareholders need not be further approved by the shareholders of the Corporation in order to be fully effective and enforceable.

10.4   Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against or incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article Ten.

10.5   Amendment.

This Article Ten may be hereafter amended or repealed; however, no amendment or repeal shall reduce, terminate or otherwise adversely affect the right of a person entitled to obtain indemnification or an advance of expenses with respect to an action, suit or proceeding that pertains to or arises out of actions or omissions that occur prior to the later of (i) the effective date of such amendment or repeal; (ii) the expiration date of such person's then current term of office with, or service for, the Corporation (provided such person has a stated term of office or service and completes such term); or (iii) the effective date such person resigns his or her office or terminates his or her service (provided such person has a stated term of office or service but resigns prior to the expiration of such term).

ARTICLE ELEVEN

The liability of the Corporation's directors to the Corporation or any of its shareholders for monetary damages for breaches of fiduciary duties as a director shall be eliminated to the fullest extent permitted under The General and Business Corporation Law of Missouri, as the same exists or may hereafter be amended. Neither any repeal or modification of this Article Eleven by the shareholders of the Corporation, nor the amendment or adoption of any other provision of the Articles of Incorporation which is inconsistent with this Article Eleven shall adversely affect any right or protection of a director of the Corporation existing hereunder at the time of such repeal, modification or amendment with respect to acts or omissions occurring prior to such repeal, modification or amendment.

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Subscription Agreement

STOCK SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STL CRITICAL TECHNOLOGIES JV I, LLC, A MISSOURI LIMITED LIABILITY COMPANY ("THE INTERMEDIARY"), AT WWW.NVSTEDWITHUS.COM (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e) BELOW. THE COMPANY (AS THAT TERM IS DEFINED IN SECTION 1.a BELOW) IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS

ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED OR IN ANY STATE OR JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: CentriCrude Services, Inc.
4240 Duncan Ave., Suite 200
St. Louis, MO 63110

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Common Stock (the "Securities"), of CentriCrude Services, Inc., a Missouri corporation (the "Company"), at a purchase price of $10.70 per share (the "Per Security Price"), in a minimum amount of $1,070.00, upon the terms and conditions set forth herein. The rights of the Common Stock are as set forth in the Amended and Restated Articles of Incorporation of the Company filed with the Missouri Secretary of State ("Articles") and included in the Exhibits to the Offering Statement of the Company filed with the SEC (the "Offering Statement"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement filed with the SEC, including the Exhibits thereto, and any other information required by the Subscriber to make an investment decision.

(c) The subscription made under this Subscription Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities for which Subscriber has subscribed. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder relating to the rejected portion of the subscription shall terminate.

(d) The aggregate number of Securities sold in connection with the Offering Statement shall not exceed 100,000 shares of Common Stock (the "Maximum Offering"). The Company may accept subscriptions until October 29, 2019, or terminate the offering earlier at its sole discretion (the "Termination Date"). The

Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities must be received by Prime Trust, LLC, a Nevada limited liability company (the "**Escrow Agent**") from Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing Date, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Missouri. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(c) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules and regulations promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(e) Financial statements. Complete copies of the Company's consolidated financial statements consisting of the balance sheet of the Company as of April 11, 2018, have been made available to the Subscriber and appear in the Offering Statement and on the Platform. The Financial Statements are based on the books and records of the Company and fairly present, in all material respects, the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. UHY LLP, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of the Regulation Crowdfunding, as promulgated by the SEC.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Statement.

(g) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations, Warranties and Covenants of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents, warrants, which representations and warranties are true and complete in all material respects as of the Subscriber's respective Closing Date(s), and also covenants and agrees, as follows:

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber covenants and agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    i.   To the Company;

ii. To an "accredited investor" within the meaning of Section 227.501 of Regulation CF (17 CFR 227.501Rule 501;

iii. As part of an offering registered under the Securities Act with the SEC; or

iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, all in accordance with Section 227.501 of Regulation CF (17 CFR 227.501Rule 501.

The Subscriber agrees that the Company shall have the right to place a legend on a stock certificate to the Subscriber that references or discloses the terms of this subsection (d).

(e) <u>Investment Limits</u>. Subscriber represents that either:

i. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>No Brokerage Fees</u>. There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into a brokerage account in Subscriber's name, provided that the Company pays all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Irrevocable Proxy; SPV Reorganization.</u>

   a) If the Subscriber is not a holder of more than 20% of shares of the Company (a "Major Investor"), the Subscriber hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company as the Subscriber's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber: (i) give and receive notices and communications, (ii) execute any instrument or document that the Proxy determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Proxy for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 6(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding this instrument. The Proxy is an intended third-party beneficiary of this Section 6(a) and Section 6(b) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

   b) (i) Other than with respect to the gross negligence or willful misconduct of the Proxy, the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

   (ii) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Subscriber as being the decision, act, consent or instruction of the Subscriber. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

c) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to modify and reorganize any of the Securities issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of the shareholders.

7. Repurchase.

In the event that: (i) the aggregate of all preferred stock and common stock issued by the Corporation is held of record by a number of persons that exceeds five hundred (500), or, (ii) the Company determines, in its sole and absolute discretion, that it is likely that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Securities held by the Subscriber for the greater of: (i) the purchase amount paid by the Subscriber, and (ii) the fair market value of such Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"). Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon any registration of the Securities under the Securities Exchange Act of 1934. The Subscriber acknowledges that the repurchase terms described above shall survive the purchase of Securities under this Subscription Agreement.

8. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the purchase of Securities under this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

9. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Missouri.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE CITY OF ST. LOUIS OR ST. LOUIS COUNTY IN THE STATE OF MISSOURI AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 BELOW AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF

LITIGATION. THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10. <u>Notices.</u>

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) sent by overnight courier, on the day after being so sent, to the address of the respective parties as follows:

if to the Company, to: CentriCrude Services, Inc., 4240 Duncan Ave., Suite 200, St. Louis, MO 63110;

if to a Subscriber, to Subscriber's address as shown on the signature page hereto;

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. <u>Miscellaneous.</u>

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of %%EXECUTION_TIME_LEGAL%%

Number of Shares: %%UNIT_COUNT%%

Aggregate Purchase Price: $ %%VESTING_AMOUNT%%


COMPANY:

CentriCrude Services, Inc., a Missouri corporation,

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SUBSCRIBER:

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Signature of Individual

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